Exhibit 10.8

Patent License Agreement

THIS PATENT LICENSE AGREEMENT (hereinafter referred to as the "Agreement") is made by and between Xcelerate, Inc. a Florida publicly traded corporation with principal offices at 110 Renaissance Circle Mauldin, SC 29662, being referred to herein as the ("Licensee") and Consulting Group of Jocassee, Inc. a South Carolina corporation with principal offices at 582 Gravely Rd. Pickens, SC 29671, being referred to herein as the ("Licensor")

Background

WHEREAS, Licensor is the owner of U.S. Patent # 10718586, as assigned to Consulting Group of Jocassee, Inc. on 28 May 2019. ("Licensed Patent");

WHEREAS, Licensee has assembled an internationally recognized team of translational clinicians and engineers to identify and acquire engineering advancements and intellectual property that does not have immediately obvious applications to medical technology and clinical care;

WHEREAS, Licensor has agreed to provide a license to the Licensee for defined use of the Licensed Patent;

The parties agree as follows:

1. DEFINITIONS

1.1 Licensed Patent." Licensed Patent" as used in this Agreement shall mean claims derived from Anja Glisovic et. al, "Enhanced Metal Matrix Composite Weapon Barrels", U.S. Patent # 10718586, as assigned to Consulting Group of Jocassee, Inc. on 28 May 2019, and any patent issued in the future from any reissue, reexamination, divisional, continuation, and/or continuation-in-part of the Licensed Patents, including any foreign counterpart thereof.

1.2 Territory. "Territory" as used in this Agreement shall mean worldwide.

1.3 Effective Date. "Effective Date" shall mean 30 September 2020.

1.4 Term. "Term" as used in this Agreement shall mean the period beginning on the Effective Date and ending with the expiration of the Licensed Patent or the termination of this Agreement, whichever occurs first. This Agreement shall, if not terminated sooner, terminate at the end of the Term.

2.   LICENSE

2.1 License Grant. Subject to the terms and conditions of this Agreement Licensor hereby grants to Licensee a nontransferable exclusive license under the Licensed Patent for the Term in the Territory to all of the patent and intellectual rights associated with, as they pertain to the business of the manufacture, sale, marketing and distribution of medical instruments and devices.

2.2 Basis. The foregoing license is granted solely under the Licensed Patent. No license under any other patents or intellectual property of Licensor is granted, either expressly or by implication.

3.   PAYMENTS

3.1 Consideration. Consideration for the License shall be the issuance of 5 million shares of the restricted common stock of the Licensee (the "License Price") to be issued at Closing. The Licensee shall be responsible for and shall pay any taxes payable upon a transfer of the Licenses.

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3.2 Royalty. In addition to the Consideration the Licensee shall pay a Royalty equal to 5% of the gross revenue derived by the Licensee from the sale of products developed by the Licensee using the patent and intellectual rights associated the License.

3.3 Payment. All Royalty payments to Licensor shall be made quarterly by Licensee, with the first quarter being defined as January 1 through March 31, the second quarter as April 1 through June 30, the third quarter as July 1 through September 30, and the fourth quarter as October 1 through December 31. Payment of Royalties shall be made to Licensor not later than the thirtieth (30th) day (the "Due Date") after the end of the period to which the payment relates.

4. CONFIDENTIALTY

4.1 General. Except as contemplated hereby or required by a court of competent authority, Licensee and its members and managers shall keep confidential and shall not disclose to third parties and shall use reasonable efforts to prevent any affiliates and any present or former employee, agent and representative of such Licensee and its members and managers from disclosing to third parties without the prior written consent of Licensor.

5 TERMINATION

5.1 Termination by Licensor. In addition to all other remedies licensor may have, Licensor may terminate this Agreement and the licenses granted in this Agreement in the event that:

(a) Licensee fails to pay any amount due under this Agreement on the due date for payment and remains in default five (5) Business Days after Licensor 's written notice to make such payment.

(b) Licensee breaches this Agreement (other than through a failure to pay any amounts due under this Agreement) and, if such breach is curable, fails to cure such breach within twenty (20) Business Days of Licensor 's written notice of such breach;

(c) Licensee: (I) is dissolved or liquidated or takes any corporate action for such purpose; (ii) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (iii) files or has filed against it a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (iv) makes or seeks to make a general assignment for the benefit of creditors; or (v) applies for or has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

5.2 Termination by Licensee. If the Licensed Patent or Licensor's ownership interest therein is determined to be invalid or unenforceable by any court or tribunal of competent jurisdiction , and the determination becomes final in that it is not furtll er reviewable through appeal or exhaustion of all permissible petitions or applications for rehearing or review or the Licensed Patent no longer includes any Valid Claims, Licensee may terminate this Agreement at will and shall have no further obligations hereunder, except to pay any accrued but unpaid Royalty.

5.3 Effect of Termination. After the termination of this Agreement, Licensee shall have no rights under the Licensed Patent or Licensed Know-How.

6. RELATIONSHIP OF PARTIES

Nothing in this Agreement will be construed to constitute the parties as partners or joint venture or constitute either party as agent of the other, nor will any similar relationship be deemed to exist between them. Neither party shall hold itself out contrary to the terms of this paragraph and neither party shall become liable by reason of any representation , act, or omission of the other contrary to the provisions of this paragraph. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any such party, whether referred to in this Agreement or not.

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7.  GOVERNING LAW

This Agreement and all related documents, and all matters arising out of or relating to this Agreement are governed by, and construed in accordance with, the laws of the State of South Carolina, United States of America, without regard to the conflict of law's provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of South Carolina.

8.  MISCELLANEOUS

8.1 Notices. All notices given in connection with this Agreement shall be in writing and shall be deemed given upon actual receipt by the addressee. Notices shall be personally delivered or sent by telex or facsimile (with prompt confirmation by registered or certified air mail, postage prepaid) or by registered or certified air mail, postage prepaid, addressed to the party to be notified at the following address, or at such other address as the party may designate by notice:

Licensor:

Steve Gravely, President

Consulting Group of Jocassee, Inc.

582 Gravely Rd. Pickens, SC 29671

Licensee:

Michael O'Shea, CEO

Xcelerate, Inc.

110 Renaissance Circle Mauldin, SC 29662

8.2 No Other Agreement. The parties each represent that in entering into this Agreement, they rely on no promise, inducement, or other agreement not expressly contained in this Agreement; that they have read this Agreement and discussed it thoroughly with their respective legal counsel; that they understand all of the provisions of this Agreement and intend to be bound by them; and that they enter into this Agreement voluntarily .

8.3 Entire Agreement. This Agreement constitutes the complete and exclusive statement of the terms and conditions between the parties, which supersedes and merges all prior proposals, understandings, and all other agreements, oral and written, between the parties relating to the subject of this Agreement.

8.4 Counterparts. This Agreement may be executed in counterparts, which taken together shall constitute one document.

8.5 Equitable Relief. Each Party acknowledges that a breach by the other Party of this Agreement may cause the non-breaching Party irreparable harm, for which an award of damages would not be adequate compensation and, in the event of such a breach or threatened breach, the non-breaching Party will be entitled to seek equitable relief, including in the form of a restraining order, orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court, and the Parties hereby waive any requirement for the securing or posting of any bond or the showing of actual monetary damages in connection with such relief. These remedies are not exclusive but are in addition to all other remedies available under this Agreement at law or in equity, subject to any express exclusions or limitations in this Agreement to the contrary.

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The Parties agree to the terms of this Agreement above and have executed this Agreement by their duly authorized representatives.

Consulting Group of Jocassee, Inc.		Xcelerate, Inc.

/s/ Steve Gravely		/s/ Michael O'Shea
Name:	Steve Gravely	Name:	Michael O'Shea
Title:	President	Title:	CEO
Date:	September 10, 2020	Date:	September 10, 2020

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